UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of DECEMBER 2002

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

The Fiat Board of Directors met today under the chairmanship of Mr. Paolo Fresco and accepted the resignation of the Chief Executive Officer and Chief Operating Officer Mr. Gabriele Galateri, who will remain a member of the Board of Directors. It also accepted the resignation from the post of Director of Mr. Ugo Draetta.

Upon proposal by the Chairman, the Board coopted the Chief Operating Officer Mr. Alessandro Barberis and appointed him Chief Executive Officer of the Company as well.

In addition the Board of Directors appointed Mr. Franzo Grande Stevens Vice Chairman and Mr. Ugo Draetta Secretary to the Board.

Turin, December 13, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 13, 2002

FIAT S.p.A.

	BY:	/s/ James J. Kennedy James J. Kennedy Power of Attorney